SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 20, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company Corporate Taxpayer Registration CNPJ/MF 76.535.764/0001-43Board of Trade NIRE 53 3 0000622 9

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
held on January 16, 2004.
(Drawn up in summary form, as pursuant to the authorization
contained in the 1st paragraph of article 130 of Law no. 6,404/76)

1)

Date, time and place: On January 16 (sixteenth), 2004 at 2:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company”), in the City of Brasília – Federal District, at SIA SUL – ASP - Lote D, Bloco B.

2)

Summons: A notice published in accordance with the terms of article 124 of Law no. 6,404/76, in the Gazeta Mercantil, Jornal de Brasília, Diário Oficial da União and Valor Econômico newspapers issued on December 17, 18 and 19, 2003.

3)

Roll Call: Shareholders representing the necessary quorum to approval of the Order of the Day’s issues, according to the records and signatures contained in the Roll Call Book of Shareholders. The Representative of the Company, Mr. Arnaldo Colonna, Representative of the Fiscal Council, Mr. Gilberto Braga.

4)

Board: At the beginning of the Meeting, Mr. Alexandre Hildelbrand Garcia took the position of Chairman, in the terms of article 17 of the Company’s Bylaws, and invited Mr. Antonio Amaro Ribeiro de Oliveira e Silva to act as secretary of the meeting.

5)

Order of the Day: The Chairman of the meeting asked the secretary to read the Order of the Day, to wit: Extraordinary General Shareholders’ Meeting: 1 – To deliberate over the limits of the article 24, articulate VIII of the Company’s Bylaws, as follows: “VIII. To authorize the sale or burden of goods which integrate the fixed assets of the Company, involving an amount equal or above R$ 500,000.00 (five hundred thousand reais), adjusted monthly, since September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to substitute it. Sole Paragraph: The Board of Directors may delegate to any member of the executive management the ability to deliberate on this item, defining or not limits to the exercise of such functions.” 2 - To deliberate over the election of a member to the Fiscal Council, given the decision of CVM, part of the Letter/CVM/SEP/GEA-2 nº 461/03.

6)

Deliberations: Following the discussion about the Order of the Day, the shareholders deliberated the following: 1 – The shareholders decided to approve, by unanimity of the votes given, the changes of the limits of the article 24, articulate VIII, of the Company’s Bylaws, which will have the following: “Article 24 – Besides the attributions predicted by law, the Board of Directors is responsible for: (...) VIII. To authorize the sale or burden of goods which integrate the fixed assets of the Company, involving an amount equal or above R$ 500,000.00 (five hundred thousand reais), adjusted monthly, since September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to substitute it. Sole Paragraph: The Board of Directors may delegate to any member of the executive management the ability to deliberate on this item, defining or not limits to the exercise of such functions.” The shareholders also authorized the Executive Management of the Company to conduct all legal and corporate proceedings in order to implement and consolidate the Bylaws of the Company so the current change can be reflected on it. 2- The shareholders, by unanimity of the votes given, deliberated to elect an effective and an alternate members of the Fiscal Council, in order to complement the mandate of the position left vacant for Mr. Estcio de Sá and his alternate, Mr. Luiz Fernando Cavalcantti Trocoli, under the terms of the sole paragraph of article 37 of the Company’s Bylaws. Mr. Estácio Gonzaga de Sá, Brazilian, divorced, business manager, holder of the Individual Registry No. 2971257-29 SSP/BA and registered under Individual Taxpayers’ Registry No. 400.251.605-91, residing and domiciled in São Paulo/SP, at Av. Brigadeiro Faria Lima, nº 2.179/1st floor, Jardim Paulistano, was elected to the position of effective member and Mr. Luiz Fernando Cavalcantti Trocoli, Brazilian, married, civil engineer, holder of the Individual Registry No. 921055-56 SSP/BA and registered under Individual Taxpayers’ Registry No. 114.415.695-53, residing and domiciled in Salvador/BA, at Rua Engenheiro Adhemar Fontes, No. 254/501, Edifício Puerto Month – Pituba, with a mandate which extends until the Ordinary General Shareholders’ Meeting of 2004.

7)

Adjournment: With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein, pursuant to the first paragraph of article 130 of Law No. 6,404/76. After the minutes were read, they were approved by all the shareholders in attendance and signed by the member of the board, in conformity with that which is established in article 130 of Law 6,404/76. The publication of the foregoing minutes was authorized with the omission of the signatures of the shareholders.

Brazil, Brasília, January 16, 2004.

Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer